Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

U.S. Department of Commerce to Place 93.5% Antidumping Tariffs on Chinese Graphite Making the Effective Tariff Rate 160%

Chattanooga, TN (USA), July 18, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, welcomes the preliminary determination by the U.S. Department of Commerce (“Commerce”) to impose antidumping (“AD”) tariffs of 93.5% on anode active material (“AAM”), which includes synthetic and natural graphite imports from China. The effective tariff rate for AAM is now 160% which includes the previously announced countervailing duty (“CVD”) tariffs of 11.5% placed by Commerce in May, President Trump’s blanket 30% tariffs on goods from China, and 25% Section 301 tariffs implemented by USTR last year.

Michael O’Kronley, CEO of NOVONIX, stated, "The decision today underscores the strategic importance of building a domestic supply chain for critical minerals, including synthetic graphite, in North America. It affirms our business strategy as well as the diversification strategy of our customers to source critical battery materials and components locally. NOVONIX, with the most advanced synthetic graphite production facility in North America, will be increasing significantly the United States production of an essential strategic mineral while strengthening American manufacturing, and creating high-quality jobs locally.”

The AD investigation determines whether the graphite is being sold at less than fair value (“dumped”), while the CVD investigation previously announced in May1, determines whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. The additional AD tariff announced by Commerce today will now stack onto the previously announced CVD tariffs. The final determinations for both the AD and CVD investigations will be issued around December 5, 2025.

NOVONIX’s Riverside facility in Chattanooga is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery, defense, and industrial sectors in North America. To meet increasing customer demand, the Company previously

1 U.S. Department of Commerce to Place Up to 721% Tariffs on Chinese Graphite - NOVONIX

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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announced its second synthetic graphite manufacturing plant, also in Chattanooga, Tennessee known as the Enterprise South location. With the initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tonnes per annum (“tpa”), NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to purchase the Enterprise South property and build a new production facility, and our anticipated production capacity at each of our Riverside and planned Enterprise South facilities.

We have based such statements on our current expectations and projections about future events

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the U.S. Department of Energy’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com